July 11, 2014

VIA EDGAR AND EMAIL

Mr. Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Subject:	CytoDyn Inc.
Preliminary Proxy Statement on Schedule 14A
Filed July 2, 2014
File No. 000-49908

Dear Mr. Riedler:

We are in receipt of your letter dated July 10, 2014, regarding the subject filing. Set forth below is the response of CytoDyn Inc. (the “Company”) to the comment in your letter.

Proposal 2—Approval of a Reverse Stock Split and an Amendment to the Company’s Articles of Incorporation to Implement the Reverse Stock Split, page 11.

1.	We note that you have proposed a reverse stock split and an amendment to your Articles of Incorporation to implement the reverse stock split. We also note your statement that the board will not decrease the authorized common stock in connection with the reverse stock split, and that any additional common stock so authorized will be available for issuance for a variety of corporate purposes. Please revise to disclose whether you have any plans, arrangements, understandings, etc. with respect to the issuance of any of the shares that would be newly available for issuance as a result of the reverse split. If such plans exist, please disclose all material information.

Response:

The Company has no specific plans, arrangements or understandings regarding the issuance of shares of Common Stock that may become available for

CytoDyn Inc.  1111 Main Street, Suite 660, Vancouver, Washington 98660  T 360.980.8524  F 360.980.8549

Jeffrey P. Riedler

July 11, 2014

issuance as a result of implementation of the reverse stock split if Proposal 2 is approved by the Company’s shareholders at the annual meeting to be held on August 20, 2014 (the “2014 Annual Meeting”). However, the Company will insert the following paragraph in the definitive proxy statement to be filed on EDGAR by the planned mailing date of July 18, 2014, immediately above the heading “Effects of the Reverse Stock Split” on page 13 of the subject filing:

“As of July 10, 2014, the Company had approximately 5.5 million shares of Common Stock remaining authorized for issuance in excess of outstanding shares and shares reserved for issuance upon the exercise or conversion of stock options, warrants and convertible securities. This number may increase to up to a total of about 13 million shares (absent the exercise of certain outstanding warrants or other stock issuances) in October 2014. The Company currently anticipates that it will need to raise additional capital in the fall of 2014 to fund ongoing research and development activities. Such financing may include the issuance or reservation for issuance of additional shares of Common Stock that may become available as a result of the Reverse Stock Split. The Company has not, however, entered into any contracts, arrangements or understandings with respect to any such capital-raising efforts, including the engagement of any investment bankers, or made any specific determinations as to the amount or terms of any such financing.”

Closing Comments

The undersigned hereby acknowledges on behalf of each director and executive officer of the Company, who comprise the participants in the proxy solicitation relating to the 2014 Annual Meeting on behalf of the Company’s Board of Directors, that:

•	the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CytoDyn Inc.  1111 Main Street, Suite 660, Vancouver, Washington 98660  T 360.980.8524  F 360.980.8549

Jeffrey P. Riedler

July 11, 2014

If you have any additional questions, please contact the undersigned at (360) 980-8524 or Mary Ann Frantz of Miller Nash LLP at (503) 205-2552.

Sincerely,

/s/ Michael D. Mulholland

Michael D. Mulholland
Chief Financial Officer

cc: Mr. Matthew Jones

CytoDyn Inc.  1111 Main Street, Suite 660, Vancouver, Washington 98660  T 360.980.8524  F 360.980.8549